Axis One, Axis Park

Langley, Berkshire,

United Kingdom SL3 8AG

May 5, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Travelport Worldwide Limited has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which was filed with the Securities and Exchange Commission on May 5, 2016.

Respectfully submitted,

Travelport Worldwide Limited

/s/ Rochelle Boas
Rochelle Boas
Senior Vice President, Legal and Secretary